SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In January 2019:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.	CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity

Shares	Common	1,028.303
ADR	Common	0

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Conversion into ADRs	3	351	R$ 0,00000	R$0,00000
			Total Conversion into ADRs		351		R$0,00000
Shares	Common	Direct with the Company	Exerc Options	2	184,950	R$2.26096	R$418,164.55
			Total Sell		184,950		R$418,164.55
Shares	Common	Direct with the Company	Exerc Options	2	166,300	R$9.35960	R$1,556,501.48
			Total Sell		166,300		R$1,556,501.48
Shares	Common	Direct with the Company	Exerc Options	2	116,790	R$11.97200	R$ 1,398,209.88
			Total Sell		116,790		R$ 1,398,209.88
ADR	Common	Direct with the Company	Conversion into ADRs	2	351	R$0,00000	R$0,00000
			Total Conversion into ADRs		351		R$0,00000
ADR	Common	Direct with the Company	ADR’s Bonus	2	351	R$0,00000	R$0,00000
			Total Bonus		351		R$0,00000

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity

Shares	Common	559,912
ADR	Common	0

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In January 2019:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Subsidiary Name: Ambev Luxembourg S.À.R.L.
Qualification: Position – Total Return Swap

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity

Derivatives	SWAP referenced in shares	30,419,700
Derivatives	SWAP referenced in shares	26,974,653

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day (*)	Quantity (**)	Price	Volume (3)
Derivatives	SWAP referenced in shares	Bradesco Bank	Expiration Total Return SWAP	21	925,000	R$ 18.0000	R$16,650,000.00
			Total		925,000		R$16,650,000.00
Derivatives	SWAP referenced in shares	Bradesco Bank	Celebration Total Return SWAP	21	925,000	R$ 18.0000	R$16,650,000.00
			Total		925,000		R$16,650,000.00
Derivatives	SWAP referenced in shares	Bradesco Bank	Expiration Total Return SWAP	23	356,500	R$17.1800	R$6,124,670.00
			Total		356,500		R$6,124,680.00
Derivatives	SWAP referenced in shares	Bradesco Bank	Celebration Total Return SWAP	23	356,500	R$17.1800	R$6,124,670.00
			Total		356,500		R$6,124,680.00
Derivatives	SWAP referenced in shares	Bradesco Bank	Expiration Total Return SWAP	24	1,058,000	R$17.1600	R$18,155,280.00
			Total		1,058,000		R$18,155,280.00
Derivatives	SWAP referenced in shares	Bradesco Bank	Celebration Total Return SWAP	24	1,058,000	R$17.1600	R$18,155,280.00
			Total Bonus		1,058,000		R$18,155,280.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity

Derivatives	SWAP referenced in shares	30,419,700
Derivatives	SWAP referenced in shares	26,974,653

(1)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(2)      Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

(**) The reported quantity is not actually related to a purchase or sale, but an economic exposure arising from the conclusion of a swap agreement on a consolidated basis, in accordance with the Circular Letter/CVM/SEP/Nº07/2017.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer